EXHIBIT 99.1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2016

TOKYO, Aug. 7, 2015 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its consolidated financial results for the first three months of the fiscal year ending March 31, 2016 ("1Q15", from April 1, 2015 to June 30, 2015).1

Highlights of Financial Results for 1Q15

Revenues	JPY31,464 million (up 14.2% YoY)
Operating Income	JPY1,141 million (up 48.5% YoY)
Net Income attributable to IIJ	JPY721 million (up 46.8% YoY)

Overview of 1Q15 Financial Results and Business Outlook

"We continue to see revenue accumulation at an accelerated pace under favorable market situation where demands for mobile, cloud and systems integration continue to be strong. 1Q15 three-month revenue growth rate year over year ("YoY") increased to 14.2% from 11.7% in 4Q14 and 8.2% in 3Q14," said Eijiro Katsu, President and COO of IIJ.

"Consumer mobile has been particularly strong; its subscription increased by 97 thousand in 1Q15, compared to 91 thousand increase in 4Q14 and 94 thousand in 3Q14. Strong 1Q15 growth was related to 1Q seasonality2 as well as our updated competitive price plan.3 Furthermore, we've enhanced a sales partnership with one of the largest retailers in Japan, Aeon, who started to handle MNP4 transaction in their 209 stores nationwide from July. Systems operation and maintenance, which includes private cloud revenues,5 also showed a strong revenue growth of 23.5% YoY in 1Q15," continued Katsu.

"1Q15 operating income grew by 48.5% YoY to JPY1.1 billion. We recognized a temporary positive impact of approx. JPY0.27 billion related to NTT Docomo's mobile interconnectivity cost. We applied our supposed annual decrease rate of 15% for interconnectivity telecommunications service charge per bandwidth, which should be fixed in March 2016, to our mobile infrastructure usage during FY2014.6 Last fiscal year, we recognized the same positive impact of approx. JPY0.29 billion in 2Q. Although 1Q contribution to the full fiscal year is small, we think we had a good start for FY2015," said Katsu.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

2 New fiscal year generally begins in April in Japan when new jobs, new school and moving, for example, trigger many changes in people's living environment.

3 We increased bundled data volume with the same monthly charge under the new price plan, which went effective in April 2015. For detail, please refer to our press release: http://www.iij.ad.jp/en/news/pressrelease/2015/0310.html

4 Mobile Number Portability known as MNP enables mobile phone users to retain their phone number when switching from one mobile phone carrier to another.

5 Approx. 85% of 1Q15 cloud revenues were recognized in systems operation and maintenance.

6 NTT Docomo's FY2013 mobile interconnectivity telecommunications service charge per bandwidth, which was fixed in March 2015, decreased by 23.5% from a year ago. The same charge for FY2014 should be fixed in March 2016. In the meantime, NTT Docomo's bill for FY2015 mobile interconnectivity usage has been 25% off temporarily from April 2015. During FY2015, IIJ has been calculating its mobile interconnectivity costs by applying our supposed annual decrease rate of 15%. In 1Q15, IIJ recognized a deduction amount which amounted to approx. JPY0.27 billion for FY2014 mobile interconnectivity cost by applying our supposed annual decrease rate of 15% to our FY2014 mobile infrastructure usage.

"We're happy to announce about our new services which will be launched this fall. The new cloud services, "IIJ GIO Infrastructure P2," offers reliable public cloud infrastructure with increased processing performance as well as private cloud infrastructure which can be accessed instantly through an online application form.7 The new network service, "IIJ Omnibus Service," which incorporates SDN and NFV technologies,8 automatically offers several network elements.9 We see a rapid increase in demands for Internet security as a response to the recent security incidents and threats. Our new security solution, which was launched in July, responds to cyber-attacks by collecting log data from a variety of customers' networking devises.10 Together with our existing multi-layered security services and solution line-ups, we can serve the needs of large Japanese enterprises and governmental organizations. We firmly believe continuous development and offering of innovative and highly reliable services/solutions should promote Japanese enterprises to outsource their IT systems, strengthen our cross-selling business model and ultimately contribute to our sustainable business growth," concluded Koichi Suzuki, Founder and CEO of IIJ.

1Q15 Financial Results Summary

Operating Results Summary
	1Q14	1Q15	YoY % Change
	JPY millions	JPY millions
Total revenues	27,552	31,464	14.2
Network services	16,800	18,481	10.0
Systems integration (SI)	9,457	11,074	17.1
Equipment sales	466	946	102.9
ATM operation business	829	963	16.2
Total costs	22,555	25,806	14.4
Network services	13,214	14,702	11.3
Systems integration (SI)	8,322	9,591	15.3
Equipment sales	417	859	105.8
ATM operation business	602	654	8.5
SG&A expenses and R&D	4,229	4,517	6.8
Operating income	768	1,141	48.5
Income before income tax expense	827	1,278	54.5
Net income attributable to IIJ	491	721	46.8

Segment Results Summary
	1Q14	1Q15
	JPY millions	JPY millions
Total revenues	27,552	31,464
Network services and SI business	26,819	30,597
ATM operation business	829	963
Elimination	(96)	(96)
Operating income	768	1,141
Network service and SI business	608	910
ATM operation business	189	265
Elimination	(29)	(34)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

7 For detail, please refer to our press release: http://www.iij.ad.jp/en/news/pressrelease/2015/0714.html

8 Software Defined Networking known as SDN is often defined as a technology in which entire network is centrally controlled by software to dynamically configure the network. Network Function Virtualization known as NFV is often defined as a technology that virtualizes functions previously implemented using dedicated devises and instead, implements them as software on standard high-volume servers.

9 For detail, please refer to our press release: http://www.iij.ad.jp/en/news/pressrelease/2015/0715.html

10 For detail, please refer to our press release: http://www.iij.ad.jp/en/news/pressrelease/2015/0707.html

1Q15 Results of Operation

Revenues

Total revenues were JPY31,464 million, up 14.2% YoY.

Network services revenue was JPY18,481 million, up 10.0% YoY.

Revenues for Internet connectivity services for enterprise were JPY4,068 million, down 0.6% YoY from JPY4,093 million for 1Q14. There were increase in enterprise mobile service revenues and decrease in IP services revenues including data center connectivity services revenues.

Revenues for Internet connectivity services for consumer were JPY3,102 million, up 81.0% YoY from JPY1,714 million for 1Q14, mainly due to the revenue growth of consumer mobile services "IIJmio High-speed Mobile/D service," consumer mobile services which offers inexpensive data communication and voice services with SIM cards.

WAN services revenues were JPY6,216 million, up 3.9% YoY compared to JPY5,985 million for 1Q14.

Outsourcing services revenues were JPY5,095 million, up 1.7% YoY from JPY5,008 million for 1Q14.

Network Services Revenues Breakdown
	1Q15	1Q14	YoY % Change	4Q14	QoQ % Change
	JPY millions	JPY millions		JPY millions
Internet connectivity services (Enterprise)	4,068	4,093	(0.6)	4,062	0.1
IP service*1	2,341	2,500	(6.4)	2,406	(2.7)
IIJ FiberAccess/F and IIJ DSL/F	771	784	(1.6)	777	(0.7)
IIJ Mobile service (Enterprise)	889	752	18.2	819	8.5
Others	67	57	17.3	60	11.0
Internet connectivity services (Consumer)	3,102	1,714	81.0	2,469	25.6
IIJ*2	2,434	995	144.7	1,790	35.9
hi-ho	668	719	(7.0)	679	(1.5)
WAN services	6,216	5,985	3.9	6,181	0.6
Outsourcing services	5,095	5,008	1.7	5,132	(0.7)
Total network services	18,481	16,800	10.0	17,844	3.6
*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q15, what were formerly known as "Under IIJ brand" and "OEM" are now merged under a newly created category "IIJ."

Number of Contracts and Subscription for Connectivity Services*1
	as of June 30, 2015	as of June 30, 2014	YoY Change	as of March 31, 2015	QoQ Change
Internet connectivity services (Enterprise)	298,385	192,508	105,877	253,549	44,836
IP service (-99Mbps)	737	810	(73)	763	(26)
IP service (100Mbps-999Mbps)	499	461	38	504	(5)
IP service (1Gbps-)	334	284	50	340	(6)
IIJ Data center connectivity service	273	288	(15)	278	(5)
IIJ FiberAccess/F and IIJ DSL/F	65,759	54,564	11,195	62,926	2,833
IIJ Mobile service (Enterprise) *2	229,492	134,767	94,725	187,429	42,063
Others	1,291	1,334	(43)	1,309	(18)
Internet connectivity services (Consumer) *2	996,367	665,288	331,079	891,519	104,848
IIJ*2	841,751	508,032	333,719	734,311	107,440
hi-ho*2	154,616	157,256	(2,640)	157,208	(2,592)
Total contracted bandwidth*3	1912.0Gbps	1581.4Gbps	330.6Gbps	1730.8Gbps	181.2Gbps
*1. Numbers in the table show number of contracts except for "IIJ Mobile service (Enterprise)," "IIJ" and "hi-ho" which show number of subscriptions.
*2. From 1Q15, the following changes are made to the table for "Number of Contracts and Subscription for Connectivity Services":
(1) Number of subscriptions related to "IIJ Mobile MVNO platform services" are now classified under "IIJ Mobile service (Enterprise)" in Internet connectivity services (Enterprise). They were formerly classified under "OEM" in Internet connectivity services (Consumer).
(2) A counting unit of mobile related services has been changed from number of contracts to number of subscriptions.
(3) Under Internet connectivity services (Consumer), what were formerly known as "Under IIJ brand" and "OEM" are now merged under a newly created category "IIJ."
(4) Number of subscriptions for prepaid SIM cards are added to "IIJ" in Internet connectivity services (Consumer).
*3. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.
*4. Below is a table reflecting the changes mentioned in the above note *1 and *2 for FY2014.

	FY2014
	as of	as of	as of	as of
	June 30, 2014	Sep 30, 2014	Dec 31, 2014	Mar 31, 2015
Internet connectivity services (Enterprise)	192,508	204,885	218,312	253,549
IIJ Mobile service (Enterprise)	134,767	142,832	153,743	187,429
Internet connectivity services (Consumer)	665,288	697,243	795,412	891,519
IIJ	508,032	540,205	637,958	734,311
hi-ho	157,256	157,038	157,454	157,208

SI revenues were JPY11,074 million, up 17.1% YoY.

Systems construction revenue, a one-time revenue, was JPY3,203 million, up 3.8% YoY. Revenue increased mainly due to the increase in the number and the scale of systems construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY7,871 million, up 23.5% YoY mainly due to the continuous accumulation of systems construction projects that were shifted to system operation and maintenance.

Orders received for SI and equipment sales totaled JPY13,794 million, up 13.3% YoY; orders received for systems construction and equipment sales were JPY6,308 million, up 44.1% YoY and orders received for systems operation and maintenance were JPY7,486 million, down 4.1% YoY. In 1Q15, we received a systems construction order related to a large scale network integration project which amounts to approx. JPY2.1 billion.

Order backlog for SI and equipment sales as of June 30, 2015 amounted to JPY30,827 million, up 16.0% YoY; order backlog for systems construction and equipment sales was JPY6,893 million, up 16.3% YoY and order backlog for systems operation and maintenance was JPY23,934 million, up 16.0% YoY.

Equipment sales revenues were JPY946 million, up 102.9% YoY mainly due to an increase in portable devises and similar products along with an increase in mobile related services.

ATM operation business revenues were JPY963 million, up 16.2% YoY. The increase was in accordance with the increase in the number of placed ATMs. As of June 30, 2015, 1,081 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY25,806 million, up 14.4% YoY.

Cost of network services revenue was JPY14,702 million, up 11.3% YoY. There was an increase in mobile related cost along with an increase in mobile related revenue. On the other hand, we had a temporary positive impact of approx. JPY0.27 billion related to NTT Docomo's mobile interconnectivity cost by applying supposed annual decrease rate of 15% to our mobile infrastructure usage during FY2014. Gross margin was JPY3,779 million, up 5.4% YoY and gross margin ratio was 20.4% compared to 21.3% in 1Q14.

Cost of SI revenues was JPY9,591 million, up 15.3% YoY. The increase was mainly due to the increase in outsourcing-related and personnel-related costs. Gross margin was JPY1,483 million, up 30.6% YoY and gross margin ratio was 13.4% compared to 12.0% in 1Q14.

Cost of equipment sales revenues was JPY859 million, up 105.8% YoY. Gross margin was JPY87 million and gross margin ratio was 9.2% compared to 10.5% in 1Q14.

Cost of ATM operation business revenues was JPY654 million, up 8.5% YoY in accordance with increase in the number of placed ATMs. Gross margin was JPY310 million and gross margin ratio was 32.1% compared to 27.4% in 1Q14.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY4,517 million, up 6.8 % YoY (JPY4,229 million in 1Q14).

Sales and marketing expenses were JPY2,507 million, up 10.2% YoY. The increase was mainly due to the increase personnel-related expenses and sales commission expenses, especially related to mobile services.

General and administrative expenses were JPY1,903 million, up 4.1% YoY. The increase was mainly due to the increase in personnel-related expenses.

Research and development expenses were JPY107 million, down 14.0% YoY.

Operating income

Operating income was JPY1,141 million, up 48.5% YoY (JPY768 million for 1Q14).

Other income (expenses)

Other income (expenses) was an income of JPY137 million (an income of JPY59 million for 1Q14), mainly due to distribution of JPY96 million (included in other-net of JPY100 million) and dividend income of JPY63 million from other investments and interest expense of JPY57 million.

Income before income tax expenses

Income before income tax expenses was JPY1,278 million, up 54.5% YoY (JPY827 million for 1Q14).

Net income

Income tax expense was JPY561 million (JPY352 million for 1Q14).

Equity in net income of equity method investees was JPY61 million (JPY34 million for 1Q14) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY778 million, up 52.9% YoY (JPY509 million for 1Q14).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY57 million mainly related to net income of Trust Networks Inc. (JPY18 million for 1Q14).

Net income attributable to IIJ was JPY721 million, up 46.8% YoY (JPY491 million for 1Q14).

1Q15 Financial Condition

Balance sheets

As of June 30, 2015, the balance of total assets was JPY107,292 million, decreased by JPY1,413 million from the balance as of March 31, 2015 of JPY108,705 million.

As for current assets as of June 30, 2015, as compared to the respective balances as of March 31, 2015, accounts receivable decreased by JPY3,070 million, prepaid expenses increased by JPY1,751 million and cash and cash equivalents decreased by JPY1,089 million. As for noncurrent assets as of June 30, 2015, as compared to the respective balances as of March 31, 2015, property and equipment increased by JPY375 million. As for current liabilities as of June 30, 2015, as compared to the respective balances as of March 31, 2015, accounts payable decreased by JPY1,771 million and income taxes payable decreased by JPY294 million.

As for the balances of capital lease obligations as of June 30, 2015, as compared to the respective balances as of March 31, 2015, capital lease obligations-current portion decreased by JPY178 million to JPY3,344 million and capital lease obligations-noncurrent decreased by JPY206 million to JPY4,134 million.

As of June 30, 2015, the balance of other investments increased by JPY406 million to JPY7,067 million. The breakdown of other investments were JPY4,496 million in available-for-sale securities, JPY1,592 million in investments in funds, including some through a trust, and JPY979 million in nonmarketable equity securities.

As of June 30, 2015, the breakdown of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY108 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,708 million.

Total IIJ shareholders' equity as of June 30, 2015 compared to the balance as of March 31, 2015, increased by JPY295 million to JPY62,800 million. IIJ shareholders' equity ratio (total IIJ shareholders' equity divided by total assets) as of June 30, 2015 was 58.5%.

Cash flows

Cash and cash equivalents as of June 30, 2015 were JPY20,004 million compared to JPY20,421 million as of June 30, 2014.

Net cash provided by operating activities for 1Q15 was JPY2,498 million compared to net cash provided by operating activities of JPY2,855 million for 1Q14. While 1Q15 operating income increased compared to 1Q14, there were effects of changes in operating assets and liabilities such as an increase in prepaid expenses.

Net cash used in investing activities for 1Q15 was JPY2,053 million compared to net cash used in investing activities of JPY3,339 million for 1Q14, mainly due to payments for purchase of property and equipment of JPY2,370 million (JPY1,936 million for 1Q14).

Net cash used in financing activities for 1Q15 was JPY1,539 million compared to net cash used in financing activities of JPY1,509 million for 1Q14, mainly due to principal payments under capital leases of JPY1,034 million (JPY1,004 million for 1Q14) and FY2014 year-end dividends payments of JPY505 million (JPY505 million for 1Q14).

Prospects for the Fiscal Year Ending March 31, 2016

Due to seasonal factors, our financial results tend to be weak in first quarter and strong in fourth quarter every fiscal year, and our FY2015 financial targets announced on May 15, 2015 remain unchanged. We had a temporary positive impact of approx. JPY0.27 billion in 1Q15 as we applied our supposed annual decrease rate to NTT Docomo's mobile interconnectivity charge, which should be fixed in March 2016, for our mobile infrastructure usage during FY2014. We also had the same temporary positive impact of approx. JPY0.29 billion in last fiscal year's 2Q.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1Q14	1Q15
	JPY millions	JPY millions
Adjusted EBITDA	3,080	3,480
Depreciation and Amortization*1	(2,312)	(2,339)
Operating Income	768	1,141
Other Income	59	137
Income Tax Expense	352	561
Equity in Net Income of Equity Method Investees	34	61
Net income	509	778
Less: Net income attributable to noncontrolling interests	(18)	(57)
Net Income attributable to IIJ	491	721
*1 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details)

CAPEX
	1Q14	1Q15
	JPY millions	JPY millions
CAPEX, including capital leases	2,630	3,020
Acquisition of Assets by Entering into Capital Leases	694	650
Purchase of Property and Equipment	1,936	2,370

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on August 7, 2015.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2015 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2015 and June 30, 2015)

	As of March 31, 2015	As of June 30, 2015
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,093,633	20,004,403
Accounts receivable, net of allowance for doubtful accounts of JPY 54,590 thousand and JPY 54,836 thousand at March 31, 2015 and June 30, 2015, respectively	22,251,818	19,181,406
Inventories	1,229,463	1,675,669
Prepaid expenses	3,691,643	5,442,889
Deferred tax assets—current	1,547,474	1,518,683
Other current assets, net of allowance for doubtful accounts of JPY 720 thousand at March 31, 2015 and June 30, 2015, respectively	2,272,605	2,334,753
Total current assets	52,086,636	50,157,803
INVESTMENTS IN EQUITY METHOD INVESTEES	2,560,557	2,590,234
OTHER INVESTMENTS	6,660,706	7,066,937
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 39,591,769 thousand and JPY 40,235,363 thousand at March 31, 2015 and June 30, 2015, respectively	29,370,054	29,745,390
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,941,279	3,844,937
GUARANTEE DEPOSITS	2,800,201	2,797,406
DEFERRED TAX ASSETS—Noncurrent	471,087	369,212
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	762,159	662,756
Prepaid expenses—Noncurrent	2,914,375	2,964,475
OTHER ASSETS, net of allowance for doubtful accounts of JPY 92,935 thousand and JPY 67,647 thousand at March 31, 2015 and June 30, 2015, respectively	968,652	923,264
TOTAL	108,705,315	107,292,023

	As of March 31, 2015	As of June 30, 2015
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,522,113	3,343,719
Accounts payable—trade	12,182,908	10,603,590
Accounts payable—other	1,442,810	1,250,781
Income taxes payable	499,104	205,325
Accrued expenses	2,968,139	3,166,471
Deferred income—current	2,143,480	2,616,738
Other current liabilities	1,732,781	1,738,065
Total current liabilities	33,741,335	32,174,689
CAPITAL LEASE OBLIGATIONS—Noncurrent	4,340,421	4,134,431
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	2,792,617	2,818,780
DEFERRED TAX LIABILITIES—Noncurrent	1,097,650	1,143,270
DEFERRED INCOME—Noncurrent	2,943,975	2,871,423
OTHER NONCURRENT LIABILITIES	945,537	948,951
Total Liabilities	45,861,535	44,091,544
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at March 31, 2015 and June 30, 2015, respectively	25,499,857	25,499,857
Additional paid-in capital	36,014,128	36,027,652
Accumulated deficit	(556,162)	(340,488)
Accumulated other comprehensive income	1,938,649	2,004,792
Treasury stock —758,709 shares held by the company at March 31, 2015 and June 30, 2015, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	62,504,402	62,799,743
NONCONTROLLING INTERESTS	339,378	400,736
Total equity	62,843,780	63,200,479
TOTAL	108,705,315	107,292,023

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and
Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the three months ended June 30, 2014 and June 30, 2015)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,092,430	4,067,441
Internet connectivity services (consumer)	1,713,742	3,102,048
WAN services	5,985,212	6,216,087
Outsourcing services	5,007,891	5,095,159
Total	16,799,275	18,480,735
Systems integration:
Systems construction	3,084,319	3,202,545
Systems operation and maintenance	6,373,163	7,871,174
Total	9,457,482	11,073,719
Equipment sales	466,221	945,890
ATM operation business	829,249	963,257
Total revenues	27,552,227	31,463,601
COST AND EXPENSES:
Cost of network services	13,213,441	14,702,015
Cost of systems integration	8,321,833	9,591,101
Cost of equipment sales	417,241	858,575
Cost of ATM operation business	602,245	653,677
Total cost	22,554,760	25,805,368
Sales and marketing	2,276,043	2,507,084
General and administrative	1,829,349	1,903,671
Research and development	124,015	106,701
Total cost and expenses	26,784,167	30,322,824
OPERATING INCOME	768,060	1,140,777
OTHER INCOME (EXPENSE):
Dividend income	25,350	63,043
Interest income	4,917	4,572
Interest expense	(61,402)	(57,103)
Foreign exchange gains (losses)	(15,499)	27,293
Other —net	105,932	99,689
Other income—net	59,298	137,494
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	827,358	1,278,271
INCOME TAX EXPENSE	352,253	561,301
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	33,904	61,469
NET INCOME	509,009	778,439
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(17,938)	(57,400)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	491,071	721,039

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,942,291	45,942,291
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,004,747	46,029,883
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,884,582	91,884,582
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,009,494	92,059,766
BASIC NET INCOME PER SHARE (JPY)	10.69	15.69
DILUTED NET INCOME PER SHARE (JPY)	10.67	15.66
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	5.34	7.85
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	5.34	7.83

Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
	Thousands of JPY	Thousands of JPY
NET INCOME	509,009	778,439
Comprehensive income (loss):
Foreign currency translation adjustments	(40,988)	(51,269)
Unrealized holding gain (loss) on securities	(495,948)	121,786
Defined benefit pension plans	59	(416)
Total comprehensive income	(27,868)	848,540
Less: Comprehensive income attributable to noncontrolling interests	(18,056)	(61,358)
Comprehensive income attributable to Internet Initiative Japan Inc.	(45,924)	787,182

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended June 30, 2014 and June 30, 2015)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	509,009	778,439
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,312,086	2,339,387
Provision for retirement and pension costs—less payments	61,230	26,163
Provision for allowance for doubtful accounts	1,495	14,915
Gain on sales of property and equipment	(29,038)	(20,930)
Loss on disposal of property and equipment	5,702	30,606
Foreign exchange losses (gains)—net	2,655	(23,963)
Equity in net income of equity method investees, less dividends received	(33,904)	(61,469)
Deferred income tax expense	132,402	111,398
Others	5,709	(8,295)
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	1,911,247	3,041,751
Decrease in net investment in sales-type lease — noncurrent	148,895	99,403
Increase in inventories	(267,798)	(448,377)
Increase in prepaid expenses	(1,408,944)	(1,753,447)
Decrease (increase) in other current and noncurrent assets	450,534	(391,447)
Decrease in accounts payable	(1,634,123)	(1,581,146)
Decrease in income taxes payable	(912,999)	(293,613)
Increase in accrued expenses	103,042	201,517
Increase in deferred income—current	506,535	480,357
Decrease in deferred income—noncurrent	(79,509)	(54,803)
Increase in other current and noncurrent liabilities	1,070,776	11,354
Net cash provided by operating activities	2,855,002	2,497,800
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,935,917)	(2,370,014)
Proceeds from sales of property and equipment	270,647	218,600
Purchase of available-for-sale securities	--	(12,178)
Purchase of other investments	(91,403)	(228,379)
Investment in an equity method investee	(50,000)	--
Proceeds from sales of available-for-sale securities	--	141,235
Proceeds from sales of other investments	7,887	4,000
Payments of guarantee deposits	(1,536,768)	(2,620)
Refund of guarantee deposits	7,358	1,434
Payments for refundable insurance policies	(11,176)	(14,091)
Refund from insurance policies	--	10,108
Proceeds from subsidies	--	200,000
Other	--	(666)
Net cash used in investing activities	(3,339,372)	(2,052,571)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	--	1,500,000
Principal payments under capital leases	(1,003,824)	(1,034,055)
Net decrease in short-term borrowings with initial maturities less than three months	--	(1,500,000)
Dividends paid	(505,330)	(505,365)
Other	3	--
Net cash used in financing activities	(1,509,151)	(1,539,420)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6,532)	4,961

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,000,053)	(1,089,230)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	22,421,100	21,093,633
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	20,421,047	20,004,403

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	61,400	56,690
Income taxes paid	1,450,035	735,399

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	694,211	650,385
Facilities purchase liabilities	889,368	1,250,781

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	26,819,369	30,597,120
Customers	26,722,978	30,500,344
Intersegment	96,391	96,776
ATM operation business	829,249	963,257
Customers	829,249	963,257
Intersegment	--	--
Elimination	(96,391)	(96,776)
Consolidated total	27,552,227	31,463,601
Segment profit or loss:
	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	607,629	910,482
ATM operation business	189,437	264,663
Elimination	(29,006)	(34,368)
Consolidated operating income	768,060	1,140,777

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.
Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three months ended June 30, 2015 ("1Q15") in the form defined by the Tokyo Stock Exchange.
Consolidated Financial Results for the Three Months ended June 30, 2015
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]
August 7, 2015
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki -houkokusho) to Japan's regulatory organization: August 14, 2015
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)
1. Consolidated Financial Results for the Three Months Ended June 30, 2015 (April 1, 2015 to June 30, 2015)
(1) Consolidated Results of Operations							(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Three Months Ended June 30, 2015	31,464	14.2	1,141	48.5	1,278	54.5	721	46.8
Three Months Ended June 30, 2014	27,552	4.2	768	(41.2)	827	(42.2)	491	(48.5)
(Note1) Total comprehensive income attributable to IIJ
For the three months ended June 30, 2015: JPY787 million (-)
For the three months ended June 30, 2014: JPY(46) million (-)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Three Months Ended June 30, 2015	15.69	15.66
Three Months Ended June 30, 2014	10.69	10.67

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of June 30, 2015	107,292	63,200	62,800	58.5
As of March 31, 2015	108,705	62,844	62,504	57.5

2. Dividends
	Dividend per share
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2015	--	11.00	--	11.00	22.00
Fiscal Year Ended March 31, 2016	--
Fiscal Year Ending March 31, 2016		11.00	--	11.00	22.00
(forecast)
(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016
(April 1, 2015 through March 31, 2016)									(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense (benefit)		Net income attributable to IIJ		Basic net income attributable to IIJ per share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Interim Period Ending September 30, 2015	64,000	11.9	2,450	1.4	2,400	(3.7)	1,500	3.9	32.65
Fiscal Year Ending March 31, 2016	139,000	13.0	6,500	28.1	6,400	24.5	4,000	20.4	87.07
* Notes
(1) Changes in significant subsidiaries for the three months ended June 30, 2015
(Changes in significant subsidiaries for the three months ended June 30, 2015 which resulted in changes in scope of consolidation): None

(2) Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(3) Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of June 30, 2015: 46,701,000 shares
As of March 31, 2015: 46,701,000 shares
2) The number of treasury stock:
As of June 30, 2015: 758,709 shares
As of March 31, 2015: 758,709 shares
3) The weighted average number of shares outstanding:
For the three months ended June 30, 2015: 45,942,291 shares
For the three months ended June 30, 2014: 45,942,291 shares
CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5205-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir